March 10, 2011

Julie Rizzo, Esq.
Attorney-Advisor, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wells Fargo Asset Securities Corporation, Pre-Effective Amendment No. 1 to Form S-3 Registration Statement, File No.: 333-170946, Filed on February 18, 2011

Dear Ms. Rizzo:

We are counsel to Wells Fargo Asset Securities Corporation (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated March 4, 2011 (the “Second Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement and have discussed the comments contained in the Second Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or the form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) submitted herewith.  Enclosed herewith are four courtesy copies of Amendment No. 2, two of which have been marked to show changes implemented in response to the requests of the Staff in the Second Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 2 are to the marked version.

General

1.
We note your response to our prior comment one and reissue in part. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3.

Julie Rizzo, Esq.
March 10, 2011

The Registrant confirms that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Prospectus Supplement

Summary Information, page S-8

Mortgage Pool, page S-10

2.	We note your response to our prior comment six. Please revise the disclosure in the last sentence of the last paragraph of this section to list out each of the tables included in Appendix A.

The Staff’s requested change has been made on page S-11 of the Prospectus Supplement.

Description of the Mortgage Loans, page S-45

3.
We note your response to our prior comment eight. Please revise the bracketed language in the third full paragraph on page S-48 to include similar disclosure regarding the percentage of exception loans included in the mortgage pool and the nature of the exceptions as is provided for with respect to the modified loans in the fourth full paragraph on page S-45. Additionally, please revise Appendix A of the prospectus supplement to include an exception loan table similar to the modified loan table added on page A-6.

The Staff’s requested changes have been made on page S-48 of the Prospectus Supplement and on page A-6 of the Prospectus Supplement.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Jordan M. Schwartz

cc:           Lawrence Rubenstein, Esq.